FORM 11-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-13958
A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
THE HARTFORD INVESTMENT AND SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
THE HARTFORD FINANCIAL SERVICES GROUP, INC.
One Hartford Plaza, Hartford, Connecticut 06155

The Hartford Investment and Savings Plan

December 31, 2009 and 2008

Page No(s).

Report of Independent Registered Public Accounting Firm	F-1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	F-2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2009	F-3

Notes to Financial Statements as of December 31, 2009 and 2008 and for the year ended December 31, 2009	F-4 – F-13

Supplemental Schedule:

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2009	F-14 – F-31

Signature	F-32

Exhibits

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator and Members of
The Hartford Investment and Savings Plan
Hartford, Connecticut
We have audited the accompanying statements of net assets available for benefits of The Hartford Investment and Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic 2009 financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic 2009 financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2009 financial statements taken as a whole.
DELOITTE & TOUCHE LLP
Hartford, Connecticut
June 28, 2010

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008
($ IN THOUSANDS)

	2009	2008
Assets
Investments, at fair value:
The Hartford Stock Fund, common stock 8,348,519 and 7,802,748 shares at December 31, 2009 and 2008, respectively	$194,187	$128,121
The Hartford ISP S&P Index Fund	185,550	149,690
Separately managed account	1,818	—
Mutual funds	1,406,412	992,686
Pooled temporary investments	13,477	23,354
Group annuity contracts	670,763	610,376
Loans receivable from Members	49,448	44,628

Total investments	2,521,655	1,948,855
Dividends and interest receivable	2,463	4,247

Total assets	2,524,118	1,953,102

Liabilities
Administrative expenses payable	701	578

Total liabilities	701	578

Net assets available for benefits at fair value	2,523,417	1,952,524

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(15,007)	41,865

Net assets available for benefits	$2,508,410	$1,994,389

See Notes to Financial Statements.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009
($ IN THOUSANDS)

2009

Investment gain:
Net appreciation in fair value of investments	$414,292
Dividends	25,465
Interest	3,141

Total investment gain	442,898

Contributions:
Employee contributions	141,944
Employer contributions, net of forfeitures	63,838
Rollover contributions	4,956

Total contributions	210,738

Total additions	653,636

Deductions from net assets attributed to:
Benefits paid to Members	163,766
Administrative expenses	2,552

Total deductions	166,318

Net increase before asset transfers	487,318

Asset transfers due to 2009 Plan merger (Note 10)	26,703

Net increase after asset transfers	514,021

Net assets available for benefits:
Beginning of year	1,994,389

End of year	$2,508,410

See Notes to Financial Statements.

THE HARTFORD INVESTMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008
AND FOR THE YEAR ENDED DECEMBER 31, 2009
($ IN THOUSANDS)
Note 1. Description of the Plan
The following description of The Hartford Investment and Savings Plan (the “Plan” or “ISP”) is provided for general information purposes only. Members should refer to the Plan Document for more complete information. “Members” refers to eligible members of the Plan.
The Hartford Financial Services Group, Inc., a Delaware corporation, and its subsidiaries (collectively, “The Hartford” or the “Company”) provide investment products, life insurance, group benefits, automobile and homeowners products, and business and property-casualty insurance to both individual and commercial customers primarily in the United States. The Plan Sponsor, Hartford Fire Insurance Company, is a wholly owned subsidiary of The Hartford.
Information with regard to eligibility, contributions, distributions, vesting, trustees, withdrawals, loans, fund redistribution and definitions of all capitalized terms are contained in the Plan Document. A Summary Plan Description setting forth the highlights of the Plan is available to Members on the Fidelity NetBenefits website. Fidelity serves as the record keeper of the Plan.
Plan Changes
See Note 11 for a general description of amendments made to the Plan Document during the years ended December 31, 2009 and 2008.
General
The Plan is a defined contribution plan covering substantially all full-time and part-time employees of the Company. The Pension Administration Committee of the Company controls and manages the operation and administration of the Plan, subject to certain exemptions that are specified in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
The Trust, as defined in the Plan Document, is the aggregate funds held by the Trustee, State Street Bank and Trust Company, under the trust agreement established for the purposes of this Plan.
Contributions
Members may elect to save a percentage of their base salary and may designate their savings as before-tax, Roth 401(k), after-tax or a combination thereof. Generally, savings may be elected based on 1% to 30% of base salary. Members who are highly compensated employees may have contribution limits of less than 30% due to the operation of certain tests required under the Internal Revenue Code of 1986, as amended (the “Code”). Pursuant to the terms of the Plan, highly compensated employees are employees whose prior year earnings were equal to or exceeded $105 and $100 per annum for 2009 and 2008, respectively.
Basic Savings are contributions which are not in excess of the first 6% of a Member’s base salary. For Members who have completed at least six months of service, an amount equal to 50% of a Member’s Basic Savings is matched by the Company (“Matching Company contribution”). Members’ savings in excess of 6% of base salary are Supplemental Savings that are not matched by the Company. In addition, the Company contributes 0.5% of highly compensated eligible employees’ base salary and 1.5% of all other eligible employees’ base salary (“Floor Company contribution”) to each employee’s Floor Company contribution account. An employee becomes eligible for Floor Company contributions after completing six months of service, regardless of whether the employee elects to participate in the Plan.
Administrative Costs
The Trust pays certain administrative expenses of the Plan out of the assets of the Trust. Expenses not paid by the Trust are borne by the Company.

NOTES TO FINANCIAL STATEMENTS (Continued)
Note 1. Description of the Plan (continued)
Member Accounts
Individual accounts are maintained for each Member. Each Member’s account is credited with that Member’s contributions and allocations of (a) the Matching Company contributions and Floor Company contributions and (b) Plan earnings, and is charged with withdrawals and an allocation of administrative expenses and Plan losses. Allocations are based on Member account balances, as defined in the Plan Document. The benefit to which a Member is entitled is the benefit that can be provided from that Member’s vested account balance.
Vesting
Members are 100% vested at all times with respect to employee and Floor Company contributions and earnings thereon. Vesting in Matching Company contributions begins after one year of service at which time Members are 20% vested. The vesting increases 20% each consecutive year until the fifth anniversary of service at which time the Members are 100% vested. Notwithstanding the foregoing statement, a Member becomes fully vested in such Member’s Matching Company contribution account upon retirement (for certain Members), disability, death, reaching age 65, or upon the complete discontinuance of Matching Company contributions or termination of the Plan.
Investment Options
As of December 31, 2009, contributions of Member savings and Company contributions may be invested in any of the twenty-five investment options of the Plan in multiples of 1%, as elected by the Member (“Member directed investments”).
Certain investment options are parties-in-interest with The Hartford. See Notes 3 and 9 for further discussion.
Member Loans
Members may borrow from their accounts a minimum of $0.5 to a maximum equal to the lesser of $50 or 50% of their vested account balances. Loan transactions are treated as transfers between the investment funds and the loan fund. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loan is secured by the balance in the Member’s account. The interest rate on a loan in a calendar quarter is set on the last business day of the prior February, May, August or November based on the prime rate provided by Reuters on that date plus one percentage point and is fixed for the term of the loan. Principal and interest is paid ratably through payroll deductions.
Payment of Benefits
On termination of service due to death, disability, retirement, or certain other reasons, Members or their designated beneficiaries may elect to receive either a lump sum amount equal to the value of the vested interest in their respective accounts, annual installments over a period not greater than thirty years (subject to certain conditions), or annual installments over the recipient’s life expectancy. Distributions may be paid in cash or, with respect to The Hartford Stock Fund, in stock distributions. Members or their designated beneficiaries may also elect to defer distributions subject to certain conditions.
Forfeitures
At December 31, 2009 and 2008, forfeited non-vested account balances totaled $5 and $227, respectively. These forfeitures are applied to reduce future Matching Company contributions. During the year ended December 31, 2009, Matching Company contributions were reduced by $2,681 from forfeitures.
Note 2. Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

NOTES TO FINANCIAL STATEMENTS (Continued)
Note 2. Accounting Policies (continued)
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Adoption of New Accounting Standards
In May 2009, the FASB issued ASC 855 (originally issued as FASB Statement No. 165, Subsequent Events) to establish general standards of accounting for and disclosing events that occur after the balance sheet date, but prior to the issuance of financial statements. ASC 855 provides guidance on when financial statements should be adjusted for subsequent events and requires companies to disclose subsequent events and the date through which subsequent events have been evaluated. ASC 855 is effective for periods ending after June 15, 2009.
In 2009, FASB Staff Position 157-4, Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP), was issued and later codified into ASC 820, which expanded disclosures and required that major category for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.
Future Adoption of New Accounting Standards
In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (ASU No. 2010-06), which amends ASC 820 (originally issued as FASB Statement No. 157, Fair Value Measurements), adding new disclosure requirements for levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide level 3 activities of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact ASU No. 2010-06 will have on the financial statements.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of the common stock of The Hartford Financial Services Group, Inc. (“HFSG”) is based on quoted market prices. The Hartford ISP S&P Index Fund, separately managed account, mutual funds and pooled temporary investment funds are valued at the net asset value of shares , which represent the fair value of the underlying securities, held by the Plan at year end. The group annuity contracts (the “Stable Value Fund”) include synthetic guaranteed investment contracts (“GICs”) whose underlying securities are stated at fair value. Fair value of the underlying securities in the GICs is determined by the issuer based on the discounted replacement cost methodology, which incorporates the difference between current market level rates for the wrapper contract and the wrapper fee presently being charged. The GICs are stated at fair value and then adjusted to contract value as described in Note 4. Member loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investment expenses charged to the Plan for investments in the mutual funds are charged directly against the assets of the Fund and are not separately reflected. Consequently, investment expenses are reflected as a reduction of investment return for such investments.

NOTES TO FINANCIAL STATEMENTS (Continued)
Note 2. Accounting Policies (continued)
Payment of Benefits
Benefits paid to Members are recorded when distributed (see Note 8).
Contributions
Employee and employer contributions are recorded in the period during which the Company makes payroll deductions from Members’ compensation.
Note 3. Investments
The following investments represented 5% or more of the fair value of the Plan’s net assets available for benefits at the end of the Plan year:

	December 31,
	2009	2008
* The Hartford Stock Fund, common stock (8,348,519 and 7,802,748 shares at December 31, 2009 and 2008, respectively)	$194,187	$128,121
* The Hartford ISP S&P Index Fund	185,550	149,690
Mutual funds:
* Capital Appreciation HLS Fund	303,458	186,458
* MidCap HLS Fund	205,109	145,204
Group annuity contracts:
JPMorgan Chase Bank, Contract #AITTH01	184,424	165,297
Monumental Life Insurance Company #MDA00911TR	**	100,268
Monumental Life Insurance Company #MDA00912TR	146,952	131,854

*	Indicates party-in-interest.

**	Investment did not represent 5% or more of the fair value of the Plan’s net assets available for benefits at December 31, 2009.
For the year ended December 31, 2009, the Plan’s investments had net appreciation, including gains and losses on investments bought and sold, as well as held during the year, as follows:

The Hartford Stock Fund, common stock	$65,171
The Hartford ISP S&P Index Fund	39,234
Separately managed account	544
Group annuity contracts	22,485
Mutual funds	286,858

Net appreciation in fair value of investments	$414,292

NOTES TO FINANCIAL STATEMENTS (Continued)
Note 4. Investments in Group Annuity Contracts
The Plan has entered into numerous synthetic group annuity contracts with unaffiliated insurance carriers. A synthetic group annuity contract is an investment contract through an issuer’s guarantee of a specific interest rate (the wrapper contract) and a fixed income portfolio of financial instruments that are owned by the Plan. The synthetic GIC contracts include underlying securities which are held in a trust owned by the Plan and utilize a benefit-responsive wrapper contract managed by DB Advisors. The fair value of the benefit-responsive wrapper contracts was $222 at December 31, 2009 and $1,536 at December 31, 2008. The contract provides that participants execute Plan transactions at contract value. These contracts are fully benefit-responsive and are included in the financial statements at fair value (see Note 2). Fully benefit-responsive contracts provide for a stated return on principal invested over a specified period and permit withdrawals at contract value for benefit payments, loans, or transfers. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. Certain events, such as a Plan termination, divestiture or reduction in force may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. The Plan Sponsor does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.
The relationship of future crediting rates and the adjustments to contract value reported on the statements of net assets available for benefits are provided through the mechanism of the crediting rate formula. The crediting rate is based on the current yield-to-maturity, the duration of the portfolio, and the amortization of gains and losses, defined as the difference between the market value and contract value of the wrapper. Key factors that could influence future crediting rates include, but are not limited to, Plan cash flows, changes in interest rates, total return performance of the fair market value bond strategies underlying each synthetic GIC contract, default or credit failures of any of the securities, investment contracts, or other investments held in the fund and the initiation of an extended termination of one or more synthetic GIC contracts by the manager or the contract issuer. The rate of return earned on a synthetic GIC is generally reset quarterly by the issuer based on market rates of other similar investments, the current yield of the underlying investments and the spread between the market value and contract value, but the rate can not be less than zero.
The contract issuer is not allowed to terminate any of the synthetic GICs and settle at an amount different from contract value unless there is a breach of the contract which is not corrected within the applicable cure period. Actions that will result in a breach include, but are not limited to, material misrepresentation, failure to pay synthetic GIC fees, or any other payment due under the contract, and failure to adhere to investment guidelines. The Plan has not breached any contracts in 2009.

Average yields:	2009	2008
Based on annualized earnings (1)	3.26%	6.94%
Based on interest rate credited to participants (2)	3.61%	4.52%

(1)	Calculated by taking the fair value sum of the funds holdings multiplied by their respective yields, divided by the total sum of the holdings as of December 31, 2009 and 2008, respectively.

(2)	Calculated by taking the sum of the book value holdings multiplied by the crediting rate, divided by the fair value of the funds.
The following table represents the adjustment from fair value to contract value for each of the contracts as of December 31, 2009:

		Major	Investments	Investments	Adjustment from
	Contract	Credit	at Contract	at Fair	Fair Value to
Carrier Name	Number	Ratings	Value	Value	Contract Value
JPMorgan Chase Bank	AITTH01	AA- / Aa1	$179,157	$184,424	$(5,267)
JPMorgan Chase Bank	AITTH02	AA- / Aa1	48,005	49,813	(1,808)
Monumental Life Insurance Company	MDA00911TR	AA- / A1	109,450	112,467	(3,017)
Monumental Life Insurance Company	MDA00912TR	AA- / A1	145,760	146,952	(1,192)
Natixis Financial Products Inc.	WR1879-01	A+ / Aa3	92,644	93,305	(661)
Natixis Financial Products Inc.	1879-02	A+ / Aa3	80,740	83,802	(3,062)

Total			$655,756	$670,763	$(15,007)

NOTES TO FINANCIAL STATEMENTS (Continued)
Note 4. Investments in Group Annuity Contracts (continued)
The following table represents the adjustment from fair value to contract value for each of the contracts as of
December 31, 2008:

		Major	Investments	Investments	Adjustment from
	Contract	Credit	at Contract	at Fair	Fair Value to
Carrier Name	Number	Ratings	Value	Value	Contract Value
JPMorgan Chase Bank	AITTH01	AA- / Aaa	$172,109	$165,297	$6,812
JPMorgan Chase Bank	AITTH02	AA- / Aaa	45,956	44,558	1,398
Monumental Life Insurance Company	MDA00911TR	AA / Aa3	105,689	100,268	5,421
Monumental Life Insurance Company	MDA00912TR	AA / Aa3	147,802	131,854	15,948
Natixis Financial Products Inc.	WR1879-01	A+ / Aa3	96,872	87,078	9,794
Natixis Financial Products Inc.	1879-02	A+ / Aa3	77,282	75,051	2,231
Natixis Financial Products Inc.	BR-879-25	AAA / Aaa	6,531	6,270	261

Total			$652,241	$610,376	$41,865

Note 5. Fair Value Measurements
The Plan classifies its investments into level 1, which refers to securities valued using quoted prices from active markets for identical assets; level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2009 and 2008.
The tables below include the major categorization for debt and equity securities on the basis of the nature and risk of the investments at December 31, 2009 and 2008.

	Investment Assets at Fair Value as of December 31, 2009
	Quoted Prices	Significant	Significant
	in Active	Observable	Unobservable
	Markets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Short Term Investments	$—	$86,171	$—	$86,171
Loan receivable from Members	—	—	49,448	49,448
Fixed Income Securities:
Group annuity contracts				—
Short Term Investments	—	17,445	—	17,445
Debt Securities including U.S. Government Securities	15,441	619,534	18,343	653,318
Bond Investments	128,737	—	—	128,737
Equity Securities:
Company Stock	194,187	—	—	194,187
Large-Cap Equities	423,477	185,550	—	609,027
Mid-Cap Equities	205,108	—	—	205,108
Small-Cap Equities	113,594	—	—	113,594
International Equities	158,500	—	—	158,500
Vanguard Retirement Funds	306,120	—	—	306,120

Total investments at fair value [1]	$1,545,164	$908,700	$67,791	$2,521,655

[1]	Excludes $419 of dividend receivable and $2,044 of interest receivable recorded at fair value.

NOTES TO FINANCIAL STATEMENTS (Continued)
Note 5. Fair Value Measurements (continued)

	Investment Assets at Fair Value as of December 31, 2008
	Quoted Prices	Significant	Significant
	in Active	Observable	Unobservable
	Markets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Short Term Investments	$—	$99,434		$99,434
Loan receivable from Members	—	—	44,628	44,628
Fixed Income Securities:
Group annuity contracts
Short Term Investments	—	11,592	—	11,592
Debt Securities including U.S. Government Securities	19,705	563,389	15,690	598,784
Bond Investments	92,915	—	—	92,915
Equity Securities:
Company Stock	128,121	—	—	128,121
Large Cap Equities	275,646	149,690	—	425,336
Mid-Cap Equities	145,204	—	—	145,204
Small-Cap Equities	80,355	—	—	80,355
International Equities	133,275	—	—	133,275
Vanguard Retirement Funds	189,211	—	—	189,211

Total investments at fair value [1]	$1,064,432	$824,105	$60,318	$1,948,855

[1]	Excludes $2,538 of dividend receivable and $1,709 of interest receivable recorded at fair value.
Total Plan investment assets at fair value classified within level 3 were $67,791 and $60,318, as of December 31, 2009 and 2008, respectively, which consists of the Plan’s Stable Value Fund guaranteed investment contract holdings and loans to members. Such amounts were approximately 3% of “Total investments” on the Plan’s statement of net assets available for benefits at fair value for both December 31, 2009 and December 31, 2008.
Rollforward of Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investments for the year ended December 31, 2009. As reflected in the table below, the net unrealized gain/(loss) on level 3 investment assets was $815 as of December 31, 2009. This was comprised of net unrealized losses of $(2,218) and net unrealized gains of $3,033 on group annuity contracts for the year ended December 31, 2009.

	Level 3 Investment Assets and Investment Liabilities
	Year Ended December 31, 2009
		Group
	Loan Receivable	Annuity
	from Members	Contracts	Total
Balance, beginning of year	$44,628	$15,690	$60,318
Realized losses	—	(2,098)	(2,098)
Unrealized gains	—	815	815
Purchases, issuances, and settlements	4,820	4,482	9,302
Transfers in and / or out of level 3	—	(546)	(546)

Balance, end of year	$49,448	$18,343	$67,791

The change in unrealized gains included in the statement of changes in net assets available for benefits related to assets still held at the reporting date totaled $159 as of December 31, 2009.

NOTES TO FINANCIAL STATEMENTS (Continued)
Note 5. Fair Value Measurements (continued)
The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Note 6. Federal Income Tax Status
The Internal Revenue Service has determined and informed the Company by letter dated March 23, 2004 that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Company and the Plan Administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan and related Trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Note 7. Plan Termination
Although the Company has not expressed any intent to do so, the Company has the right under the Plan to suspend, reduce, or partially or completely discontinue its contributions at any time and to terminate the Plan, the Trust agreement and the Trust hereunder, subject to the provisions of ERISA. In the event of termination or partial termination of the Plan or complete discontinuance of contributions, the interests of affected Members automatically become fully-vested.
Note 8. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits between the accompanying financial statements and the amounts reflected in Form 5500 as of December 31, 2009 and 2008:

	2009	2008
Net assets available for benefits per accompanying financial statements	$2,508,410	$1,994,389
Amounts allocated to withdrawing Members	(7)	(148)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	15,007	(41,865)

Net assets per Form 5500	$2,523,410	$1,952,376

The following is a reconciliation of total investment gain and contributions on the accompanying financial statements and the amount reflected in Form 5500 for the year ended December 31, 2009:

Total investment gain and contributions per accompanying financial statements	$653,636
Add adjustment from contract value to fair value for fully benefit-responsive investment contracts at beginning of the year	41,865
Deduct adjustment from contract value to fair value for fully benefit-responsive investment contracts at the end of the year	15,007

Total income per Form 5500	$710,508

NOTES TO FINANCIAL STATEMENTS (Continued)
Note 8. Reconciliation of Financial Statements to Form 5500 (continued)
The following is a reconciliation of benefits paid to Members between the accompanying financial statements and the amount reflected in Form 5500 for the year ended December 31, 2009:

Benefits paid to Members per accompanying financial statements	$163,766
Add amounts allocated to withdrawing members current year	7
Deduct amounts allocated to withdrawing members prior year	(148)
Deduct corrective distributions	(14)
Deduct amounts allocated to deemed loan distributions	(31)

Benefits paid to Members per Form 5500	$163,580

Note 9. Party-in-Interest Transactions
Certain plan investments are in funds managed by State Street Bank and Trust Company (the Trustee), certain subsidiaries of the Company and DB Advisors. Fees paid by the Plan for trustee, custodial and investment management services amounted to $853 for the year ended December 31, 2009. Fees paid by the Plan to a subsidiary of the Company pursuant to a group annuity contract issued by a subsidiary amounted to $38 for the year ended December 31, 2009. In addition, certain Plan investments are shares of mutual funds that are sponsored by The Hartford and shares of The Hartford’s common stock. At December 31, 2009 and 2008, the Plan held 8,348,519 shares and 7,802,748 shares of common stock of The Hartford with a cost basis of $281,215 and $296,600, respectively. During the year ended December 31, 2009, the Plan recorded dividend income from The Hartford’s common stock and The Hartford’s mutual funds of $18,463.
Note 10. Plan Merger
Effective January 1, 2009, PLANCO, a subsidiary of the Company, merged its Profit Sharing Plan into the Plan, resulting in the transfer of $25,902 in net assets and $801 in participant loans into the Plan. Assets were converted in-kind for the mutual funds offered in the Plan. Assets not offered in the Plan were liquidated and invested in the corresponding Vanguard Retirement Fund according to the Plan member’s age.
Note 11. Plan Amendments
Effective January 1, 2009, the name of The Hartford Financial Services Group, Inc. Stock Fund was changed to The Hartford Stock Fund.
Effective January 16, 2009, Evercore Wealth Management LLC was named as the fiduciary responsible for The Hartford Stock Fund and investment manager of common stock of the Company held by The Hartford Stock Fund. Evercore Trust Company, N.A. subsequently replaced Evercore Wealth Management LLC as fiduciary for The Hartford Stock Fund, effective June 1, 2009.
Effective March 26, 2009 The Hartford Global Health HLS Fund was no longer available under the Plan. The Hartford Global Health HLS Fund was removed from the Plan in conjunction with the addition, in April 2009, of two new equity investment options, the Columbus Circle Large Cap Growth Fund and the RS Partners Y Fund, a small cap blend fund.
In connection with the above two new fund offerings, the Plan was amended effective March 31, 2009 to allow the investment of Floor contributions in an investment fund designated by the Investment and Savings Plan Investment Committee pending allocation of those Floor contributions to Member accounts.

NOTES TO FINANCIAL STATEMENTS (Continued)
Note 11. Plan Amendments (continued)
Effective November 11, 2009, five new Target Retirement funds were added to the Plan. The funds added were the Vanguard Target Retirement 2010 Fund, the Vanguard Target Retirement 2020 Fund, the Vanguard Target Retirement 2030 Fund, the Vanguard Target Retirement 2040 Fund and the Vanguard Target Retirement 2050 Fund.
Effective January 1, 2008, participants are required to contribute at least 6% of compensation in any combination of before-tax, Roth 401(k) or after-tax contributions prior to the participant making catch-up contributions to the Plan. In addition, the catch-up contributions are limited to 69% of compensation rather than 75%.
Effective August 5, 2008, the Global Technology HLS Fund was removed from the Plan.
Note 12. Subsequent Events
For the year ended December 31, 2009, subsequent events were evaluated through the date the financial statements were issued. There were no subsequent events identified.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009
($ IN THOUSANDS, except for par value)

	(b) Identity of issue, borrower, lessor,	(c) Description of investment including maturity date, rate of		(e) Current
(a)	or similar party	interest, collateral, par or maturity value	(d) Cost	value
	The Hartford Stock Fund
*	The Hartford	The Hartford Stock Fund, common stock (8,348,519 shares)	***	$194,187
*	State Street Bank and Trust	State Street Cash Fund – STIF	***	1,055

		Subtotal Stock Fund		195,242

	The Hartford ISP S&P Index Fund
*	The Hartford	Index Fund, Fund #NCD5	***	185,550

		Subtotal Index Fund		185,550

	Separately managed account
	Columbus Circle	Columbus Circle Large Cap Growth Fund, Fund #NMB2	***	1,818
*	State Street Bank and Trust	State Street Cash Fund – STIF	***	16

		Subtotal Separate Account		1,834

	Mutual Funds:
	Total Return Bond HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Bond HLS Fund, Class IA shares, Fund #NCC3	***	84,207

	Money Market HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Money Market HLS Fund, Class IA shares, Fund #NCD1	***	72,694

	Dividend and Growth HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Dividend and Growth HLS Fund, Class IA shares, Fund #NCD4	***	118,201

	International Opportunities HLS Fund
*	The Hartford	Hartford Series Fund, Inc. International Opportunities HLS Fund, Class IA shares, Fund #NCC6	***	119,416

	Capital Appreciation HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Capital Appreciation HLS Fund, Class IA shares, Fund #NCD3	***	303,458

	Small Company HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Small Company HLS Fund, Class IA shares, Fund #NCC1	***	111,095

	MidCap HLS Fund
*	The Hartford	Hartford Series Fund, Inc. MidCap HLS Fund, Class IA shares, Fund #NCC2	***	205,109

	High Yield HLS Fund
*	The Hartford	Hartford Series Fund, Inc. High Yield HLS Fund, Class IA shares, Fund #NCC4	***	44,530

	Global Growth HLS Fund
*	The Hartford	Hartford Series Fund, Inc. Global Growth HLS Fund, Class IA shares, Fund #NCC7	***	39,084

*	Indicates party-in-interest.

**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.

***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009
($ IN THOUSANDS, except for par value)

	(b) Identity of issue, borrower, lessor,	(c) Description of investment including maturity date, rate of		(e) Current
(a)	or similar party	interest, collateral, par or maturity value	(d) Cost	value

	Target Retirement Income Fund
	Vanguard	Vanguard Target Retirement Income Fund, Fund #NMA4	***	$11,945

	Target Retirement 2005 Fund
	Vanguard	Vanguard Target Retirement 2005 Fund, Fund #NMA5	***	14,007

	Target Retirement 2010 Fund
	Vanguard	Vanguard Target Retirement 2010 Fund, Fund #NMB3	***	560

	Target Retirement 2015 Fund
	Vanguard	Vanguard Target Retirement 2015 Fund, Fund #NMA6	***	77,800

	Target Retirement 2020 Fund
	Vanguard	Vanguard Target Retirement 2020 Fund, Fund #NMB4	***	262

	Target Retirement 2025 Fund
	Vanguard	Vanguard Target Retirement 2025 Fund, Fund #NMA7	***	97,480

	Target Retirement 2030 Fund
	Vanguard	Vanguard Target Retirement 2030 Fund, Fund #NMB5	***	227

	Target Retirement 2035 Fund
	Vanguard	Vanguard Target Retirement 2035 Fund, Fund #NMA8	***	66,104

	Target Retirement 2040 Fund
	Vanguard	Vanguard Target Retirement 2040 Fund, Fund #NMB6	***	254

	Target Retirement 2045 Fund
	Vanguard	Vanguard Target Retirement 2045 Fund, Fund #NMA9	***	37,260

	Target Retirement 2050 Fund
	Vanguard	Vanguard Target Retirement 2050 Fund, Fund #NMB7	***	220

	RS Partners Y Fund
	RS Partners	RS Partners Y Fund, Fund # NMB1	***	2,499

		Subtotal Mutual Funds		1,406,412

*	Indicates party-in-interest.

**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.

***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009
($ IN THOUSANDS, except for par value)

		(c) Description of investment including
		maturity date, rate of interest,				(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	collateral, par or maturity value			(d) Cost	value
	Stable Value Fund
*	DB Advisors	Stable Value Fund, Fund #NCD6, including the following group annuity contracts:

	Natixis Financial Products Inc.	Group Annuity Contract #1879-02, 4.65% **			***	$83,802
	Monumental Life Insurance Company	Group Annuity Contract #MDA00911TR, 4.30% **			***	112,358
	JPMorgan Chase Bank	Group Annuity Contract #AITTH01, 4.39% **			***	184,424
	JPMorgan Chase Bank	Group Annuity Contract #AITTH02, 4.65% **			***	49,813

		Interest
	Shared Holdings (aa)	rate	Maturity	Par Value

	ARMY HAWAII FAMILY HSG I C TR SER 2005 IC TR CTF 144A	5.524%	6/15/2050	250,000	***	185
	BEAR STEARNS 2007 HE4 ASSET BKD CTF CL M 4	1.336%	5/25/2037	485,000	***	6
	C BASS 2007 CB4 TR MTG PTH CTF CL A2D	5.863%	4/25/2037	440,000	***	239
	CT CDO III LTD COLL DEBT OBLIG SR NT CL A 2	5.160%	6/25/2035	950,000	***	895
	NATIONSTAR NIM LTD 2007 AN NET MARGINNT CL A 144	9.970%	3/25/2037	8,803	***	9
	RASC SER 2004 KS1 TR HOME EQUITY MTG CL M I 2	5.072%	2/25/2034	281,062	***	107
	CONTINENTAL AIRLS PASS THRU TR	7.918%	5/1/2010	600,000	***	601
	FNMA POOL 357779	6.000%	7/1/2035	1,331,937	***	1,418
	FNMA POOL MA0072	4.000%	5/1/2029	11,225,650	***	11,100
	BAYVIEW FINL MTG PASS THRU TR A MTG PASSTHRU CTF CL B1	3.234%	5/28/2037	500,000	***	6
	RESIDENTIAL ASSET MTG PRODS IN 2003 RZ4 ASSET BKD CTF CL A 5	4.660%	2/25/2032	81,776	***	80
	STRUCTURED ASSET SECS CORP 2005 2 LEHMAN BROS SML 144A 2A	5.520%	9/25/2030	468,312	***	315
	GOVERNMENT STIF 18	0.011%	N/A	11,944,263	***	11,958
	ALLYA 2009 B A3 10/13 FIXED 1.98 144A	1.980%	10/15/2013	1,080,000	***	1,075
	BNSF RY CO PASS THRU TR PASSTHRU CTF SER 2005 3 144A	4.830%	1/15/2023	642,209	***	673
	COMM 2004 1 2004 LNB2 COML MTG PTHRU CL A4	4.715%	3/10/2039	895,000	***	877
	GREENWICH CAPITAL COMM FND 2007 GG9 CL A4	5.444%	3/10/2039	1,065,000	***	942
	GMACM HOME EQUITY LN TR 2003 HE2 LN BKD NT CL A 4	5.120%	4/25/2033	346,661	***	109
	GMACM HOME EQUITY LN TR SER 2003 HE2 LN BKD NT CL A 5	4.090%	4/25/2033	466,175	***	341
	GREAT RIV ENERGY 1ST MTG SER 2007A 144A	5.829%	7/1/2017	889,472	***	969
	MARLIN LEASING RECEIVABLES X SER 2006 NT CL A4 144A	5.340%	9/16/2013	509,713	***	513
	SMALL BUSINESS ADMIN DEB SER 2002 20 A	6.140%	1/1/2022	1,271,322	***	1,366
	SMALL BUSINESS ADMIN 2005 10F PARTN CTF	5.200%	11/1/2015	1,061,461	***	1,118
	SMALL BUSINESS ADMIN GTD DEV 2006 10E PARTN CTF CL1	5.370%	9/1/2016	1,026,384	***	1,089
	SMALL BUSINESS ADMIN 2007 10C PARTN CTF CL1	5.110%	5/1/2017	702,827	***	745
	CALIFORNIA ST CAS 04/14 FIXED 5.25	5.250%	4/1/2014	770,000	***	781
	BRAZIL FEDERATIVE REP GLOBAL BD	6.000%	1/17/2017	575,000	***	622

*	Indicates party-in-interest.

**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.

***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009
($ IN THOUSANDS, except for par value)

		(c) Description of investment including
		maturity date, rate of interest,				(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	collateral, par or maturity value			(d) Cost	value
		Interest
	Shared Holdings (aa)	rate	Maturity	Par Value
	BRAZIL FEDERATIVE REP GLOBAL BD	5.875%	1/15/2019	300,000	***	$320
	FANNIE MAE 09/14 FIXED 3	3.000%	9/29/2014	1,700,000	***	1,692
	HUNGARY REP NT	4.750%	2/3/2015	637,000	***	632
	ONTARIO PROV CDA 06/14 FIXED 4.1	4.100%	6/16/2014	1,095,000	***	1,144
	STATE OF QATAR 1/15 FIXED 4	4.000%	1/20/2015	1,330,000	***	1,335
	UNITED MEXICAN STS TRANCHE TR 00021	5.950%	3/19/2019	784,000	***	830
	UNITED STATES TREAS BDS 5 1/4 02/15/29	5.250%	2/15/2029	7,509,000	***	8,145
	UNITED STATES TREAS BDS 08/39 FIXED 4.5	4.500%	8/15/2039	1,310,000	***	1,282
	UNITED STATES TREAS NTS 17/08/15 4.750	4.750%	8/15/2017	2,544,000	***	2,764
	UNITED STATES TREAS NTS 03/10 FIXED 1.75	1.750%	3/31/2010	258,000	***	259
	UNITED STATES TREAS NTS	2.125%	4/30/2010	11,725,000	***	11,814
	UNITED STATES TREAS NTS 09/10 FIXED 2	2.000%	9/30/2010	2,245,000	***	2,274
	UNITED STATES TREAS NTS 10/10 FIXED 1.5	1.500%	10/31/2010	1,935,000	***	1,954
	US TREASURY N/B	1.250%	11/30/2010	791,000	***	797
	UNITED STATES TREAS NTS 02/11 FIXED 0.875	0.875%	2/28/2011	299,000	***	300
	US TREASURY SEC. 04/11 FIXED .875PCT	0.875%	4/30/2011	3,978,000	***	3,988
	WI TREASURY SEC 05/11 FIXED 0..875	0.875%	5/31/2011	2,216,000	***	2,221
	US TREASURY N/B 08/19 FIXED 3.625	3.625%	8/15/2019	6,712,000	***	6,606
	US TREASURY N/B 10/12 FIXED 1.375	1.375%	10/15/2012	89,000	***	89
	WI TREASURY N/B 10/11 FIXED 1.000	1.000%	10/31/2011	9,964,000	***	9,966
	US TREASURY N/B 08/11 VAR	1.000%	8/31/2011	8,890,000	***	8,904
	GNMA II POOL 003624	5.500%	10/20/2034	660,455	***	696
	GNMA POOL 602552	5.000%	3/15/2036	891,197	***	920
	GNMA POOL 569327	6.500%	4/15/2032	557,603	***	601
	GNMA POOL 580880	6.500%	11/15/2031	38,849	***	42
	GNMA POOL 583958	6.500%	6/15/2032	98,089	***	106
	GNMA POOL 434787	8.000%	5/15/2030	13,032	***	15
	GNMA POOL 434429	6.500%	6/15/2014	3,472	***	4
	GNMA POOL 434476	6.000%	8/15/2014	35,545	***	38
	GNMA POOL 485856	6.500%	10/15/2031	82,074	***	89
	GNMA POOL 726316	5.000%	9/15/2039	2,042,061	***	2,106
	GNMA POOL 487166	6.000%	5/15/2014	19,204	***	21
	GNMA POOL 488737	6.000%	4/15/2014	2,163	***	2
	GNMA POOL 496511	6.000%	2/15/2014	970	***	1
	GNMA POOL 499306	6.000%	8/15/2014	36,556	***	39
	GNMA POOL 499281	6.500%	6/15/2014	3,123	***	3
	GNMA POOL 499406	6.000%	3/15/2014	73,267	***	79
	GNMA POOL 500796	8.000%	7/15/2030	16,437	***	19
	GNMA POOL 500932	6.000%	6/15/2014	2,062	***	2
	GNMA POOL 508857	6.000%	9/15/2014	3,707	***	4
	GNMA POOL 510279	6.000%	8/15/2014	24,787	***	27
	GNMA POOL 510403	5.000%	1/15/2035	256,851	***	266

*	Indicates party-in-interest.

**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.

***	Cost information is not required for Member directed investments, and therefore is not included

THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009
($ IN THOUSANDS, except for par value)

		(c) Description of investment including
		maturity date, rate of interest,				(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	collateral, par or maturity value			(d) Cost	value
		Interest
	Shared Holdings (aa)	rate	Maturity	Par Value
	GNMA POOL 510844	8.000%	12/15/2029	1,292	***	$1
	GNMA POOL 513731	6.500%	7/15/2014	2,137	***	2
	GNMA POOL 515804	8.000%	6/15/2030	3,523	***	4
	GNMA POOL 518044	8.000%	12/15/2029	4,316	***	5
	GNMA POOL 521708	8.000%	12/15/2029	467	***	1
	GNMA POOL 526364	8.000%	7/15/2030	5,096	***	6
	GNMA POOL 533008	8.000%	7/15/2030	3,825	***	4
	GNMA POOL 533946	6.500%	4/15/2032	19,026	***	21
	GNMA POOL 550887	5.000%	8/15/2035	385,284	***	399
	GNMA POOL 551678	6.500%	10/15/2031	18,030	***	19
	GNMA POOL 551077	6.500%	11/15/2031	32,145	***	35
	GNMA POOL 551120	6.500%	8/15/2031	191,716	***	207
	GNMA POOL 552571	6.500%	5/15/2032	124,433	***	134
	GNMA POOL 271940	5.500%	8/15/2018	388,139	***	414
	GNMA POOL 780762	6.500%	4/15/2013	64,017	***	68
	GNMA POOL 781410	5.500%	3/15/2017	449,592	***	481
	GNMA POOL 782405	5.500%	9/15/2038	1,932,603	***	2,030
	GNMA POOL 622278	5.000%	4/15/2035	308,022	***	319
	GNMA POOL 631242	5.500%	6/15/2035	946,324	***	1,000
	GNMA POOL 641601	5.000%	3/15/2035	340,756	***	353
	GNMA POOL 646865	5.000%	8/15/2035	197,585	***	204
	GNMA POOL 692749	6.000%	8/15/2039	1,998,132	***	2,116
	FNMA TBA JAN 30 SINGLE FAM	5.500%	N/A	2,030,000	***	2,127
	FNMA TBA JAN 30 SINGLE FAM	6.000%	N/A	2,010,000	***	2,131
	FNMA POOL 253880	6.500%	7/1/2016	168,644	***	183
	FNMA POOL 254510	5.000%	11/1/2017	196,239	***	207
	FNMA POOL 357821	6.000%	7/1/2035	3,388,819	***	3,610
	FNMA POOL 385552	4.850%	12/1/2012	1,157,882	***	1,223
	FNMA POOL 514135	6.000%	7/1/2014	74,607	***	80
	FNMA POOL 532577	7.000%	7/1/2015	125,225	***	136
	FNMA POOL 535675	7.000%	1/1/2016	328,796	***	357
	FNMA POOL 535740	7.000%	12/1/2015	45,922	***	50
	FNMA POOL 555417	6.000%	5/1/2033	751,336	***	805
	FNMA POOL 555531	5.500%	6/1/2033	399,047	***	420
	FNMA POOL 555545	5.000%	6/1/2018	961,974	***	1,015
	FNMA POOL 555591	5.500%	7/1/2033	1,144,497	***	1,204
	FNMA POOL 574924	7.000%	4/1/2016	47,363	***	51
	FNMA POOL 611020	6.500%	1/1/2017	146,205	***	159
	FNMA POOL 651377	6.000%	7/1/2017	432,978	***	465
	FNMA POOL 712104	5.000%	5/1/2018	1,579,098	***	1,666
	FNMA POOL 712637	5.000%	6/1/2018	79,881	***	84
	FNMA POOL 725704	6.000%	8/1/2034	597,077	***	638
	FNMA POOL 730716	6.000%	8/1/2033	432,542	***	463
	FNMA POOL 734059	5.500%	8/1/2033	117,304	***	123
	FNMA POOL 735457	4.847%	4/1/2035	355,793	***	372
	FNMA POOL 739610	5.500%	9/1/2033	1,822,533	***	1,918

*	Indicates party-in-interest.

**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.

***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009
($ IN THOUSANDS, except for par value)

		(c) Description of investment including
		maturity date, rate of interest,					(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	collateral, par or maturity value			(d) Cost		value
		Interest
	Shared Holdings (aa)	rate	Maturity	Par Value
	FNMA POOL 745932	6.500%	11/1/2036	1,224,924	*	**	$1,316
	FNMA POOL 756154	6.000%	11/1/2033	234,822	*	**	251
	FNMA POOL 758584	5.000%	11/1/2034	1,436,134	*	**	1,482
	FNMA POOL 763689	5.000%	1/1/2034	181,576	*	**	187
	FNMA POOL 785300	4.671%	6/1/2034	234,606	*	**	245
	FNMA POOL 792191	5.500%	9/1/2034	1,269,483	*	**	1,336
	FNMA POOL 805176	5.500%	1/1/2020	1,867,415	*	**	1,993
	FNMA POOL 814498	4.690%	3/1/2035	258,276	*	**	270
	FNMA POOL 822003	4.989%	7/1/2035	651,467	*	**	679
	FNMA POOL 822320	4.734%	4/1/2035	491,440	*	**	515
	FNMA POOL 826105	4.838%	7/1/2035	227,838	*	**	239
	FNMA POOL 829987	4.850%	5/1/2035	170,637	*	**	174
	FNMA POOL 848402	5.243%	12/1/2035	481,886	*	**	508
	FNMA POOL 878104	5.500%	4/1/2036	1,584,201	*	**	1,663
	FNMA POOL 903347	4.500%	10/1/2021	15,632	*	**	16
	FNMA POOL 908560	5.500%	1/1/2022	2,950,156	*	**	3,134
	FNMA POOL 909662	5.500%	2/1/2022	5,602,214	*	**	5,943
	FNMA POOL 915350	4.500%	4/1/2023	931,913	*	**	962
	FNMA POOL 915042	5.500%	4/1/2022	911,241	*	**	967
	FNMA POOL 929933	5.000%	9/1/2023	422,098	*	**	442
	FNMA POOL 938253	6.000%	7/1/2037	2,672,368	*	**	2,838
	FNMA POOL 942224	5.500%	7/1/2037	2,336,696	*	**	2,451
	FNMA POOL 944026	6.500%	8/1/2037	2,036,288	*	**	2,185
	FNMA POOL 944900	5.500%	7/1/2022	561,288	*	**	595
	FNMA POOL 962036	5.000%	3/1/2038	5,158,564	*	**	5,306
	FNMA POOL 962987	4.500%	5/1/2023	3,527,382	*	**	3,640
	FNMA POOL 981538	5.000%	5/1/2038	780,396	*	**	803
	FNMA POOL 995467	4.500%	9/1/2023	3,445,768	*	**	3,557
	FNMA POOL AA4266	4.500%	5/1/2024	914,373	*	**	944
	FED HM LN PC POOL G01629	6.000%	10/1/2033	107,658	*	**	115
	FED HM LN PC POOL G11657	4.500%	12/1/2018	1,856,541	*	**	1,936
	FED HM LN PC POOL C78023	5.500%	4/1/2033	2,180,058	*	**	2,297
	FED HM LN PC POOL E96279	5.000%	5/1/2018	461,200	*	**	487
	FED HM LN PC POOL A77952	5.000%	5/1/2038	5,919,873	*	**	6,084
	FED HM LN PC POOL G03156	5.500%	8/1/2037	4,149,533	*	**	4,356
	FED HM LN PC POOL G04476	4.500%	7/1/2038	995,418	*	**	995
	FED HM LN PC POOL J00617	5.500%	12/1/2020	652,969	*	**	696
	FED HM LN PC POOL J00921	5.000%	12/1/2020	217,300	*	**	229
	FED HM LN PC POOL J01060	5.000%	1/1/2021	228,570	*	**	240
	FED HM LN PC POOL J01142	5.000%	3/1/2021	966,227	*	**	1,015
	FED HM LN PC POOL J01201	5.000%	2/1/2021	194,689	*	**	204
	FED HM LN PC POOL C01725	5.500%	12/1/2033	989,259	*	**	1,042
	FED HM LN PC POOL A11544	5.500%	6/1/2033	179,822	*	**	189

*	Indicates party-in-interest.

**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.

***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009
($ IN THOUSANDS, except for par value)

		(c) Description of investment including
		maturity date, rate of interest,				(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	collateral, par or maturity value			(d) Cost	value
		Interest
	Shared Holdings (aa)	rate	Maturity	Par Value
	FED HM LN PC POOL A15942	6.000%	11/1/2033	207,780	***	$222
	FED HM LN PC POOL B19557	5.500%	7/1/2020	1,740,620	***	1,855
	FED HM LN PC POOL A26586	6.000%	9/1/2034	294,483	***	315
	FED HM LN PC POOL G11812	5.000%	12/1/2020	1,283,725	***	1,351
	FED HM LN PC POOL G11868	5.500%	7/1/2020	758,346	***	808
	FEDERAL HOME LN MTG CORP SER 2426 CL BG	6.000%	3/15/2017	1,056,080	***	1,136
	FED HM LN PC POOL 782583	4.798%	9/1/2035	1,093,480	***	1,135
	CHASE ISSUANCE TR SER 2007 A17 NT CL A	5.120%	10/15/2014	713,000	***	769
	CHAIT 2009 A3 A3 06/13 FIXED 2.4	2.400%	6/17/2013	1,060,000	***	1,077
	WPS RES CORP JR SUB NT	6.110%	12/1/2066	980,000	***	819
	ANZ NATIONAL INTL LTD 12/12 FIXED 2.375 144A	2.375%	12/21/2012	1,110,000	***	1,103
	AT+T INC GLOBAL NT	5.600%	5/15/2018	555,000	***	582
	AT+T INC GLOBAL NT	5.800%	2/15/2019	1,765,000	***	1,884
	ALLIED WASTE NORTH AMER INC SR NT	7.250%	3/15/2015	1,170,000	***	1,224
	AMERICA MOVIL SAB DE CV GTD SR NT	5.625%	11/15/2017	418,000	***	433
	AMERICAN EXPRESS BK TRANCHE TR 00055	5.550%	10/17/2012	1,348,000	***	1,443
	AMERICAN HONDA FIN CORP TRANCHE TR 00589	4.625%	4/2/2013	1,125,000	***	1,157
	AMERISOURCEBERGEN CORP SR NT	5.625%	9/15/2012	600,000	***	640
	AMGEN INC SR NT	5.700%	2/1/2019	168,000	***	180
	ANHEUSER BUSCH INVEV WORLDWIDE GTD NT 144A	7.750%	1/15/2019	1,545,000	***	1,811
	WELLPOINT INC NT 2012	6.800%	8/1/2012	940,000	***	1,038
	ARCELORMITTAL 02/15 FIXED 9	9.000%	2/15/2015	920,000	***	1,088
	AXA SA SER A 144A	6.463%	12/14/2049	705,000	***	547
	BAE SYS HLDGS INC GTD NT 144A	5.200%	8/15/2015	980,000	***	1,011
	BAE SYSTEMS HOLDINGS INC 06/19 FIXED 6.375 144A	6.375%	6/1/2019	163,000	***	176
	BB+T CORPORATION 04/14 FIXED 5.7	5.700%	4/30/2014	860,000	***	932
	BB+T CORPORATION 9/13 FIXED 3.375	3.375%	9/25/2013	659,000	***	665
	BP CAP MKTS P L C GTD NT	3.125%	3/10/2012	855,000	***	882
	BNP PARIBAS 12/12 FIXED 2.125	2.125%	12/21/2012	800,000	***	797
	BANCO SANTANDER CHILE 11/12 FIXED 2.875	2.875%	11/13/2012	400,000	***	403
	BANK OF AMERICA CORP FDIC GTD FDIC GTD TLGP TR00005	0.631%	6/22/2012	2,115,000	***	2,129
	BANK AMER CORP MEDIUM TERM TRANCHE TR 00007	2.100%	4/30/2012	650,000	***	657
	BANK OF AMERICA CORP 06/12 FRN 1	0.452%	6/22/2012	2,140,000	***	2,154
	BANK OF AMERICA CORP 05/14 FIXED 7.375	7.375%	5/15/2014	355,000	***	403
	BANK OF AMERICA CORP 08/16 FIXED 6.5	6.500%	8/1/2016	595,000	***	641
	BARCLAYS BK PLC SR NT	5.450%	9/12/2012	1,020,000	***	1,104
	BARCLAYS BANK PLC 06/21 FIXED 10.179 144A	10.179%	6/12/2021	224,000	***	289
	BARCLAYS BK PLC PERPETUAL HYBRID TIER 144 ARCI	7.434%	12/31/2049	500,000	***	456
	BARRICK GOLD CORP 04/19 FIXED 6.95	6.950%	4/1/2019	280,000	***	316
	BARRICK AUSTRALIA FINANC 01/20 FIXED 4.95	4.950%	1/15/2020	725,000	***	718
	BELLSOUTH CORP NT	4.750%	11/15/2012	595,000	***	636
	BEMIS CO INC NT	4.875%	4/1/2012	1,000,000	***	1,041
	BERKSHIRE HATHAWAY FIN CORP SR NT	4.600%	5/15/2013	455,000	***	481

*	Indicates party-in-interest.

**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.

***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009
($ IN THOUSANDS, except for par value)

		(c) Description of investment including
		maturity date, rate of interest,				(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	collateral, par or maturity value			(d) Cost	value
		Interest
	Shared Holdings (aa)	rate	Maturity	Par Value
	BLACKROCK INC 12/14 FIXED 3.5	3.500%	12/10/2014	714,000	***	$706
	BURLINGTON NORTHN SANTA FE DEB	5.650%	5/1/2017	1,050,000	***	1,119
	CDP FINANCIAL 11/14 FIXED 3 144A	3.000%	11/25/2014	875,000	***	855
	CRH AMER INC GLOBAL DEP RCPTS 144A 15OCT13	5.300%	10/15/2013	1,086,000	***	1,133
	CRH AMER INC NT	8.125%	7/15/2018	350,000	***	409
	CVS CAREMARK CORP 06/37 VAR	6.302%	6/1/2037	422,000	***	364
	CANADIAN NATL RY CO	4.950%	1/15/2014	960,000	***	1,026
	CANADIAN NATL RESOURCES NT	6.000%	8/15/2016	625,000	***	679
	CANADIAN PACIFIC RR CO 5/19 FIXED 7.25	7.250%	5/15/2019	1,200,000	***	1,365
	CAREFUSION CORP 08/12 FIXED 4.125144A	4.125%	8/1/2012	200,000	***	206
	CAREFUSION CORP 08/14 FIXED 5.125	5.125%	8/1/2014	400,000	***	421
	CARGILL INC BD 144A	5.600%	9/15/2012	1,025,000	***	1,104
	CATERPILLAR FINANCIAL SE TRANCHE NO TR 00817	4.900%	8/15/2013	476,000	***	506
	CENOVUS ENERGY INC 10/19 FIXED 5.7 144A	5.700%	10/15/2019	676,000	***	706
	CHEVRON CORP NT	3.950%	3/3/2014	755,000	***	789
	CISCO SYS INC SR NT	5.500%	2/22/2016	995,000	***	1,094
	CISCO SYSTEMS INC 4.95PCT 15FEB19	4.950%	2/15/2019	768,000	***	788
	CITIGROUP INC GLOBAL SUB NT	4.875%	5/7/2015	1,990,000	***	1,878
	CITIGROUP INC 08/14 FIXED 6.375	6.375%	8/12/2014	251,000	***	263
	CITIGROUP INC 01/15 FIXED 6.01	6.010%	1/15/2015	830,000	***	848
	CITIGROUP FDG INC TRANCHE SR 00002	0.821%	4/30/2012	2,120,000	***	2,142
	CLOROX CO SR NT	5.450%	10/15/2012	830,000	***	893
	COMCAST CORP NEW NT	5.700%	5/15/2018	399,000	***	420
	COMMONWEALTH EDISON CO 1ST MTG BD SER 98	6.150%	3/15/2012	700,000	***	756
	COMMONWEALTH BANK AUST 10/19 FIXED 5	5.000%	10/15/2019	479,000	***	476
	CONAGRA INC NT	6.750%	9/15/2011	41,000	***	44
	CONAGRA INC SR NT	5.819%	6/15/2017	614,000	***	638
	CONNECTICUT LT + PWR CO 1ST + REF MTG BD 2005 SER A	5.000%	4/1/2015	825,000	***	863
	CONOCOPHILLIPS GTD NT	5.750%	2/1/2019	1,015,000	***	1,112
	CONSUMERS ENERGY CO 1ST MTG BD SER D	5.375%	4/15/2013	1,150,000	***	1,236
	CORPORACION ANDINA DE FOMENTO NT	5.750%	1/12/2017	330,000	***	336
	CORP ANDINA DE FOMENTO 06/19 FIXED 8.125	8.125%	6/4/2019	345,000	***	399
	COUNTRYWIDE HOME LNS INC TRANCHE TR 00313	4.000%	3/22/2011	39,000	***	40
	COUNTRYWIDE FINL CORP TRANCHE TR 00007	4.500%	6/15/2010	32,000	***	33
	CREDIT AGRICOLE S A PERP UNDATED DEEPLY SUBNT 144A	6.637%	12/1/2049	800,000	***	649
	CREDIT SUISSE FIRST BOSTON TRANCHE TR00411	5.000%	5/15/2013	1,485,000	***	1,585
	DEUTSCHE TELEKOM INTL GTD NT	8.500%	6/15/2010	1,040,000	***	1,076
	DEUTSCHE TELEKOM INT FIN 07/14 FIXED 4.875	4.875%	7/8/2014	865,000	***	908
	DEUTSCHE BANK AG LONDON 08/14 FIXED 3.875	3.875%	8/18/2014	795,000	***	813
	DIAGEO CAP PLC GTD NT	7.375%	1/15/2014	1,075,000	***	1,245
	DIAMOND OFFSHORE DRILL 05/19 FIXED 5.875	5.875%	5/1/2019	774,000	***	825
	DISNEY WALT CO GLOBAL NT	4.500%	12/15/2013	650,000	***	691

*	Indicates party-in-interest.

**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.

***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009
($ IN THOUSANDS, except for par value)

		(c) Description of investment including
		maturity date, rate of interest,				(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	collateral, par or maturity value			(d) Cost	value
	Shared Holdings (aa)	Interest rate	Maturity	Par Value
	DOMINION RES INC VA NEW JR SUB NT 2006 SER B ENHANCED	6.300%	9/30/2066	755,000	***	$665
	DUKE ENERGY CAROLINAS LLC 1ST + REF MTG BD	5.750%	11/15/2013	1,015,000	***	1,112
	DUKE UNIV TAXABLE BDS SER 2009A	4.200%	4/1/2014	650,000	***	682
	EDF S A NT 144A	6.500%	1/26/2019	595,000	***	669
	EDP FINANCE BV 10/19 FIXED 4.9	4.900%	10/1/2019	540,000	***	536
	EOG RESOURCES INC 06/19 FIXED 5.625	5.625%	6/1/2019	260,000	***	277
	ERAC USA FIN CO GTD NT 144A	5.600%	5/1/2015	640,000	***	653
	ENEL FINANCE INTL SA 10/14 FIXED 3.875 144A	3.875%	10/7/2014	741,000	***	751
	ENTERPRIDE PRODS OPER LLC GTD SR NT	6.500%	1/31/2019	556,000	***	600
	ENTERPRISE PRODUCTS OPER 08/12 FIXED 4.6	4.600%	8/1/2012	695,000	***	735
	FPL GROUP CAP INC JR SUB DEB SER C	6.650%	6/15/2067	580,000	***	543
	GATX FINL CORP SR NT	5.125%	4/15/2010	500,000	***	504
	GENERAL ELEC CO NT	5.250%	12/6/2017	725,000	***	742
	GENERAL ELEC CAP CORP TRANCHE NO TR 00792	5.500%	6/4/2014	1,040,000	***	1,103
	GENERAL ELEC CAP CORP 05/14 FIXED 5.9	5.900%	5/13/2014	645,000	***	698
	GENERAL ELEC CAP CORP 05/12 VAR	0.225%	5/8/2012	4,240,000	***	4,243
	GENERAL MLS INC NT	5.650%	9/10/2012	1,334,000	***	1,453
	GLAXOSMITHLINE CAP INC GTD NT	4.850%	5/15/2013	1,035,000	***	1,112
	GOLDMAN SACHS GROUP INC MTN 05/14 FIXED 6.0	6.000%	5/1/2014	306,000	***	335
	GOLDMAN SACHS GROUP INC SUB NT	5.625%	1/15/2017	950,000	***	971
	GOLDMAN SACHS CAPITAL II GTD NORMAL PPS	5.793%	5/1/2049	820,000	***	636
	HSBC BK USA NEW YORK N Y GLOBAL SUB NT	4.625%	4/1/2014	1,190,000	***	1,244
	HARLEY DAVIDSON FUNDING 12/14 FIXED 5.75 144A	5.750%	12/15/2014	657,000	***	668
	HEWLETT PACKARD CO GLOBAL NT	6.125%	3/1/2014	645,000	***	722
	HOLCIM US FINANCE SARL 12/19 FIXED 6.0 SER 144A	6.000%	12/30/2019	212,000	***	221
	HOUSEHOLD FIN CORP GLOBAL NT	4.750%	7/15/2013	1,150,000	***	1,199
	HOWARD HUGHES MEDICAL IN 09/14 FIXED 3.45	3.450%	9/1/2014	377,000	***	383
	HUSKY ENERGY INC 12/19 FIXED 7.25	7.250%	12/15/2019	193,000	***	223
	INCITEC PIVOT FIN LLC 12/19 FIXED 6 144A	6.000%	12/10/2019	645,000	***	639
	IBM CORP NT	7.625%	10/15/2018	880,000	***	1,076
	INTUIT SR NT	5.400%	3/15/2012	1,025,000	***	1,090
	JPMORGAN CHASE + CO GLOBAL SUB HLDG CO NT	5.125%	9/15/2014	2,250,000	***	2,376
	JPMORGAN CHASE + CO 1/15 FIXED 3.7	3.700%	1/20/2015	2,140,000	***	2,149
	JOHNS HOPKINS UNIVERSITY 07/19 FIXED 5.25	5.250%	7/1/2019	825,000	***	859
	KANSAS GAS + ELEC CO 06/19 FIXED 6.7	6.700%	6/15/2019	312,000	***	347
	KELLOGG CO 05/16 FIXED 4.45	4.450%	5/30/2016	190,000	***	196
	KIMBERLY CLARK CORP SR NT	7.500%	11/1/2018	129,000	***	156
	KINDER MORGAN ENER PART 02/15 FIXED 5.625	5.625%	2/15/2015	100,000	***	108
	KFW 6/19 FIXED 4.875	4.875%	6/17/2019	695,000	***	736
	KROGER CO SR NT	4.950%	1/15/2015	825,000	***	867
	LOCKHEED MARTIN CORP 11/19 FIXED 4.25	4.250%	11/15/2019	1,320,000	***	1,276
	LUBRIZOL CORP SR NT	5.500%	10/1/2014	1,030,000	***	1,098

*	Indicates party-in-interest.

**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.

***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009
($ IN THOUSANDS, except for par value)

		(c) Description of investment including
		maturity date, rate of interest,				(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	collateral, par or maturity value			(d) Cost	value
		Interest
	Shared Holdings (aa)	rate	Maturity	Par Value
	M + I MARSHALL + ILSLEY BK TRANCHE TR 00024	0.366%	6/1/2011	725,000	***	$683
	MECCANICA HOLDINGS USA 07/19 FIXED 6.25	6.250%	7/15/2019	1,030,000	***	1,100
	MELLON FDG CORP SUB NT	5.500%	11/15/2018	1,020,000	***	1,048
	MELLON CAP IV NORMAL PFD CAP SECS	6.244%	6/20/2049	578,000	***	474
	MERCK + CO INC 06/19 FIXED 5	5.000%	6/30/2019	925,000	***	963
	MERRILL LYNCH + CO INC SUB NT	6.050%	5/16/2016	850,000	***	859
	MERRILL LYNCH + CO INC TRANCHE TR 00432	5.450%	7/15/2014	580,000	***	607
	METLIFE INC SR NT	5.375%	12/15/2012	850,000	***	904
	MET LIFE GLOB FUNDING I 09/12 FIXED 2.875 144A	2.875%	9/17/2012	483,000	***	487
	MONONGAHELA PWR CO 1ST MTG BD	6.700%	6/15/2014	775,000	***	839
	MORGAN STANLEY NT	5.375%	10/15/2015	720,000	***	745
	MORGAN STANLEY SR NT	6.000%	4/28/2015	735,000	***	784
	MORGAN STANLEY 09/19 FIXED 5.625	5.625%	9/23/2019	400,000	***	403
	MORGAN STANLEY GLOBAL NT 14/04/01 4.750	4.750%	4/1/2014	1,675,000	***	1,687
	NYSE EURONEXT NT	4.800%	6/28/2013	397,000	***	417
	NABORS INDS INC 01/19 FIXED 9.25	9.250%	1/15/2019	380,000	***	466
	NATL CITY BK CLEVELAND OH MTBN TRANCHE 00252	4.500%	3/15/2010	250,000	***	252
	NEVADA PWR CO GEN + REF MTG NT SER L	5.875%	1/15/2015	1,220,000	***	1,311
	NEXEN INC 7/19 FIXED 6.2	6.200%	7/30/2019	475,000	***	503
	NORTHERN STS PWR CO MN 1ST MTG BD	4.750%	8/1/2010	1,000,000	***	1,025
	NORTHROP GRUMMAN CORP 08/14 FIXED 3.7	3.700%	8/1/2014	265,000	***	266
	NOVARTIS SECS INVT LTD NT	5.125%	2/10/2019	591,000	***	622
	OCCIDENTAL PETE CORP 06/16 FIXED 4.125	4.125%	6/1/2016	773,000	***	780
	ORACLE CORP NT	5.250%	1/15/2016	1,425,000	***	1,541
	PECO ENERGY CO 1ST + REFUNDING MTG BD	5.950%	11/1/2011	1,000,000	***	1,075
	PNC FUNDING CORP 06/14 FIXED 5.4	5.400%	6/10/2014	864,000	***	925
	PETRO CDA SR NT	4.000%	7/15/2013	1,100,000	***	1,137
	PETROBRAS INTL FIN CO 1/20 FIXED 5.75	5.750%	1/20/2020	865,000	***	881
	PETROLEOS MEXICANOS 03/15 FIXED 4.875 SER 144A	4.875%	3/15/2015	335,000	***	334
	PFIZER INC 03/15 FIXED 5.35	5.350%	3/15/2015	1,055,000	***	1,154
	PRESIDENT + FELLOWS HARVARD TAXABLE BD SER 2008D 144A	5.000%	1/15/2014	610,000	***	656
	PROGRESSIVE CORP 06/37 VAR	6.700%	6/15/2037	395,000	***	350
	ONTARIO PROVINCE OF 05/12 VAR	1.000%	5/22/2012	1,911,000	***	1,932
	PRUDENTIAL FINL INC TRANCHE TR 00004	4.750%	4/1/2014	2,095,000	***	2,101
	PUBLIC SVC CO COLO 06/19 FIXED 5.125	5.125%	6/1/2019	222,000	***	231
	PUBLIC SVC ELEC GAS CO SECD TRANCHE TR 00011	5.375%	9/1/2013	1,000,000	***	1,078
	PUGENT SOUND ENERGY INC TRANCHE SR 00007	7.690%	2/1/2011	500,000	***	531
	QUEST DIAGNOSTIC INC 1/20 FIXED 4.75	4.750%	1/30/2020	170,000	***	166
	RABOBANK NEDERLAND 12/49 VAR PERPETUAL	1.000%	12/31/2049	637,000	***	778
	RABOBANK NEDERLAND 05/14 FIXED 4.2	4.200%	5/13/2014	700,000	***	725
	RAYTHEON CO NT	5.375%	4/1/2013	400,000	***	433
	RAYTHEON COMPANY 02/20 FIXED 4.4	4.400%	2/15/2020	206,000	***	203

*	Indicates party-in-interest.

**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.

***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009
($ IN THOUSANDS, except for par value)

		(c) Description of investment including
		maturity date, rate of interest,				(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	collateral, par or maturity value			(d) Cost	value
		Interest
	Shared Holdings (aa)	rate	Maturity	Par Value
	RESONA BK USD PERPTL SUB BD FIXED 144A	5.850%	9/15/2049	500,000	***	$437
	RIO TINTO FIN USA LTD GTD NT	5.875%	7/15/2013	930,000	***	1,005
	RIO TINTO FINANCE PLC 05/14 FIXED 8.95	8.950%	5/1/2014	755,000	***	906
	ROCHE HLDGS INC GTD NT 144A	6.000%	3/1/2019	460,000	***	506
	ROGERS COMMUNICATIONS INC SR NT	6.800%	8/15/2018	838,000	***	940
	ROGERS WIRELESS INC SR SECD NT	6.375%	3/1/2014	1,050,000	***	1,164
	ROHM + HAAS CO NT	5.600%	3/15/2013	1,000,000	***	1,057
	SABMILLER PLC NT 2011 144A	6.200%	7/1/2011	1,355,000	***	1,436
	SEMPRA ENERGY 06/16 FIXED 6.5	6.500%	6/1/2016	609,000	***	661
	SHELL INTERNATIONAL FIN 09/19 FIXED 4.3	4.300%	9/22/2019	845,000	***	836
	SIEMENS FINANCIERINGMAATSCHAPP GTD NT 144A	5.750%	10/17/2016	698,000	***	754
	SIMON PROPERTY GROUP LP 05/14 FIXED 6.75	6.750%	5/15/2014	629,000	***	671
	SMALL BUSINESS ADMIN 2004 10D PARTN CTF	4.330%	7/1/2014	751,642	***	778
	SMALL BUSINESS ADMIN 2008 10A PARTN CTF	4.550%	1/1/2018	1,344,848	***	1,388
	SOUTHERN CA EDISON CO FIRST + REF MTG BDS SER 2008C	5.750%	3/15/2014	508,000	***	562
	SOUTHERN CA GAS CO 1ST MTG SER GG	4.800%	10/1/2012	1,500,000	***	1,607
	SOUTHERN CO 05/14 FIXED 4.15	4.150%	5/15/2014	645,000	***	664
	STATE STREET CORP 05/14 FIXED 4.3	4.300%	5/30/2014	232,000	***	240
	STATE STR CAP TR III NORMAL APEX	8.250%	3/15/2042	506,000	***	519
	STATOILHYDRO ASA 04/14 FIXED 3.875	3.875%	4/15/2014	365,000	***	380
	SVENSKA HANDELSBANKEN AB 06/14 FIXED 4.875	4.875%	6/10/2014	960,000	***	1,007
	TCM SUB LLC 01/15 FIXED 3.55	3.550%	1/15/2015	652,000	***	639
	TELECOM ITALIA CAPITAL 6/19 FIXED 7.175	7.175%	6/18/2019	712,000	***	795
	TELECOM ITALIA CAP GTD SR NT SER B	5.250%	11/15/2013	800,000	***	842
	TELEFONICA SA 01/15 FIXED 4.949	4.949%	1/15/2015	903,000	***	966
	THERMO FISHER SCIENTIFIC 11/14 FIXED 3.25	3.250%	11/18/2014	535,000	***	525
	TIME WARNER CABLE INC NT	5.400%	7/2/2012	1,010,000	***	1,080
	TIME WARNER CABLE INC 04/14 FIXED 7.5	7.500%	4/1/2014	259,000	***	299
	TIME WARNER CABLE INC 02/15 FIXED 3.5	3.500%	2/1/2015	608,000	***	601
	TRANSCANADA PIPELINES LTD SR NT	6.500%	8/15/2018	415,000	***	463
	TRAVELERS COS INC JR SUB DEB	6.250%	3/15/2067	352,000	***	321
	TRAVELERS PPTY CAS CORP NEW SR NT	5.000%	3/15/2013	1,124,000	***	1,180
	TYCO INTL FINANCE SA NT	8.500%	1/15/2019	520,000	***	629
	UBS AG STAMFORD BRH MED TRM TRANCHE SR 00047	5.875%	7/15/2016	715,000	***	725
	UBS PFD FDG TR V GTD TR PFD SECS	6.243%	12/31/2049	500,000	***	392
	UNION PAC CORP NT	5.125%	2/15/2014	800,000	***	850
	UNITED TECHNOLOGIES CORP NT	6.125%	2/1/2019	716,000	***	792
	UNITEDHEALTH GROUP INC NT	5.500%	11/15/2012	500,000	***	534
	VALE OVERSEAS LIMITED 09/19 FIXED 5.625	5.625%	9/15/2019	418,000	***	423
	VALERO ENERGY CORP 03/19 FIXED 9.375	9.375%	3/15/2019	249,000	***	296
	VANDERBILT UNIV NT	5.250%	4/1/2019	650,000	***	678
	VERIZON COMMUNICATIONS INC NT	5.550%	2/15/2016	980,000	***	1,058

*	Indicates party-in-interest.

**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.

***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009
($ IN THOUSANDS, except for par value)

		(c) Description of investment including
		maturity date, rate of interest,				(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	collateral, par or maturity value			(d) Cost	value
		Interest
	Shared Holdings (aa)	rate	Maturity	Par Value
	VERIZON COMMUNICATIONS INC NT	5.500%	2/15/2018	612,000	***	$639
	CELLCO PART/VERI WIRELESS 11/13 FIXED 7.375	7.375%	11/15/2013	945,000	***	1,087
	CELLCO PART/VERI WIRELSS 02/14 FIXED 5.55	5.550%	2/1/2014	715,000	***	777
	VODAFONE GROUP PLC NEW NT	5.625%	2/27/2017	985,000	***	1,047
	VODAFONE GROUP PLC 06/14 FIXED 4.15	4.150%	6/10/2014	1,225,000	***	1,262
	WACHOVIA CAP TR III 03/49 FIXED 5.8	5.800%	3/15/2042	600,000	***	460
	WACHOVIA CORP NEW NT	5.300%	10/15/2011	580,000	***	616
	WASTE MGMT INCL DEL SR NT	6.100%	3/15/2018	601,000	***	640
	WELLPOINT INC NT	5.000%	1/15/2011	550,000	***	569
	WELLS FARGO BK NATL ASSN SUB BK NT ACCREDITED INVS	4.750%	2/9/2015	1,050,000	***	1,072
	WELLS FARGO CAP XIII PFD PUR SECS PPS	7.700%	12/31/2049	492,000	***	478
	WESTPAC BANKING CORP 02/15 FIXED 4.2	4.200%	2/27/2015	950,000	***	967
	XEROX CORPORATION 02/15 FIXED 4.25	4.250%	2/15/2015	302,000	***	300
	YARA INTERNATIONAL ASA 06/19 FIXED 7.875 SER 144A	7.875%	6/11/2019	610,000	***	697
	ZIMMER HOLDINGS INC 11/19 FIXED 4.625	4.625%	11/30/2019	171,000	***	170
	MMG FIDUCIARY + TRUST CORP 1 NOTES GTD SR REG S	6.750%	N/A	300,000	***	271
	BANC AMER COML MTG INC 2005 5 COML MTG PASS CL XP	0.055%	10/10/2045	63,230,899	***	137
	CREDIT SUISSE COMMERCIAL MTG T 2006 C2 COML MTG PASS CL A 2	5.658%	3/15/2039	1,200,000	***	1,209
	BANC AMER COML MTG INC 2004 6 COML MTG P/THRU CL A 5	4.811%	12/10/2042	894,000	***	871
	BANC AMER COML MTG TR COML MTG PASSTHRU CTF CL A 2	5.555%	7/10/2046	1,550,000	***	1,581
	BEAR STEARNS COML MTG SECS INC 2001 TOP4 COML MTG CTF CL A 1	5.060%	11/15/2016	49,726	***	50
	BEAR STEARNS COML MTG SECS INC 2004 PWR5 MTG PASS CTF CL X 2	0.802%	7/11/2042	5,391,483	***	103
	BEAR STEARNS COML MTG SECS INC 2004 PWR6 MTG PSSTHR CTF CL X2	0.627%	11/11/2041	4,532,348	***	74
	BEAR STEARNS COML MTG SECS INC 2005 PWR9 COML MTG PASS CL A4A	4.871%	9/11/2042	1,600,000	***	1,536
	CITIGROUP COML MTG TR 2006 C5 COML MTG PASS CTF CLA4	5.431%	10/15/2049	1,448,000	***	1,346
	CWCI 2006 C1 A4 08/48 FIXED 5.223	5.223%	8/15/2048	1,065,000	***	930
	GCCFC 2006 GG7 A4 07/38 FRN	1.000%	7/10/2038	1,070,000	***	977
	CREDIT SUISSE FIRST BOSTON MTG 2005 C1 COML MTG CL A4	5.014%	2/15/2038	1,275,000	***	1,253
	CREDIT SUISSE FIRST BOSTON MTG 2005 C6 COML MTG PASS CL A4	5.230%	12/15/2040	1,300,000	***	1,248
	FIRST HORIZON MTG PASS THROUGH 2007 AR1 MTG PASS CTF CL 1A1	5.832%	5/25/2037	1,235,681	***	870
	GS MTG SECS CORP II SER 2005 GG4 CL XP 144A	0.692%	7/10/2039	13,098,060	***	212
	GS MTG SECS CORP II 2006 GG6 COML MTG PAS CTF CLA4	5.553%	4/10/2038	1,185,000	***	1,082
	GE COML MTG CORP 2006 1 COML MTG PASS CTF 144A	0.003%	3/10/2044	1,221,689,713	***	204
	GREEN TREE FINL CORP 93 4 MFD SR/SUB CL A 5	7.050%	1/15/2019	192,798	***	193
	GREENWICH CAP COML FDG CORP 2005 GG5 COML MTG PASS CL XP	0.095%	4/10/2037	77,469,229	***	159
	J P MORGAN CHASE COML MTG SECS 2004 CIBC8 CL A 4	4.404%	1/12/2039	106,000	***	101
	J P MORGAN CHASE COML MTG SECS 2005 LDP1 COML MTG PASSTHRU A3	4.865%	3/15/2046	1,000,000	***	988
	JP MORGAN CHASE COML MTG SECS 2005 LDP3 COML MTG CL X2	0.164%	8/15/2042	68,880,057	***	291
	J P MORGAN CHASE COML MTG SECS SER 2006 CB15 COML MTG CL A4	5.814%	6/12/2043	1,080,000	***	1,040
	J P MORGAN CHASE COML MTG SECS 2006 LDP9 COML MTG CTF CL A 3	5.336%	5/15/2047	549,000	***	477
	JP MORGAN CHASE 2006 CB17 MTG PASSTHR CTF CLA4	5.429%	12/12/2043	1,080,000	***	1,021

*	Indicates party-in-interest.

**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.

***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009
($ IN THOUSANDS, except for par value)

		(c) Description of investment including
		maturity date, rate of interest,				(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	collateral, par or maturity value			(d) Cost	value
		Interest
	Shared Holdings (aa)	rate	Maturity	Par Value
	LB UBS COML MTG TR 2006 C6 MTG PASSTHR CTF CLXCP	0.667%	9/15/2039	23,916,978	***	$485
	LEHMAN BROS SMALL BALANCE LN T 2006 2 MTG PASS CL 2A2 144A	5.620%	9/25/2036	530,000	***	431
	MERRILL LYNCH MTG TR SER 2004 BPC1 CL XP144A	1.081%	9/12/2041	4,564,455	***	73
	MERRILL LYNCH MTG TR 2005 MKB2 CL XP	0.116%	9/12/2042	18,033,877	***	131
	MORGAN STANLEY CAP I INC 2005 TOP17 COML MTG CTF X 2	0.576%	12/13/2041	10,053,778	***	155
	MORGAN STANLEY DEAN WITTER CAP 2002 TOP7 MTG CTF CL A 1	5.380%	1/15/2039	58,765	***	60
	MORGAN STANLEY CAP I TR 2007 T27 MTG PASSTHRU CTF CLA4	5.649%	6/11/2042	702,000	***	679
	PRUDENTIAL COML MTG TR 2003 PWR1 MTG CTF 144A X2	1.457%	2/11/2036	9,224,112	***	148
	SMALL BUSINESS ADMIN SER 2005 20 F PARTN CTF	4.570%	6/1/2025	1,000,169	***	1,033
	SMALL BUSINESS ADMIN 2006 10F PARTN CTF CL 1	5.230%	11/1/2016	1,028,799	***	1,090
	SMALL BUSINESS ADMIN GTD 2007 10A PARTN CTF CL1	5.190%	1/1/2017	824,197	***	873
	SMALL BUSINESS ADMIN 2007 10F PARTN CTF	5.120%	11/1/2017	773,757	***	823
	WACHOVIA BK COML MTG TR SER 2004 C11 CL A 3 COML MTG	4.719%	1/15/2041	825,000	***	821
	WACHOVIA BK COML MTG TR 2005 C18 MTG PASS CTF XP 144A	0.309%	4/15/2042	17,232,656	***	127
	WACHOVIA BK COML MTG TR 2006 C29 MTG PASSTHRU CTF CLA4	5.308%	11/15/2048	1,080,000	***	1,015
	CAPITAL AUTO RECEIVABLES TR 2007 3 ASSET BKD NT CL A4	5.210%	3/17/2014	850,000	***	892
	FORD CR AUTO OWNER TR 2006 B NT CL C	5.680%	6/15/2012	575,000	***	601
	NAROT 2009 A A4 08/15 FIXED 4.74	4.740%	8/17/2015	1,065,000	***	1,132
	WI TREASURY N/B 11/19 FIXED 3.375	3.375%	11/15/2019	15,276,000	***	14,710
	U S TREAS NOTES 10YR FUTURE MAR10 110 PUT	0.000%	N/A	177,000	***	66
	U S TREAS NOTES 10YR FUTURE MAR10 119.5 CALL	0.000%	N/A	200,000	***	14

			Subtotal HIMCO Bond Fund			430,397

	Natixis Financial Products Inc.	Group Annuity Contract #WR1879-01, 2.50% **			***	$93,305
	Monumental Life Insurance Company	Group Annuity Contract #MDA00912TR, 2.50% **			***	146,839

	Shared Holdings (bb)	Interest rate	Maturity	Par Value
	CIT HOME EQUITY LN TR 2003 1 ASSET BKD CTF CL A6	4.060%	10/20/2032	1,403,847	***	1,276
	CARRINGTON MTG LN TR 2006 NC3 MTG PASS CTF CL A3	0.336%	8/25/2036	1,170,410	***	984
	SYSTEMS 2001 A T LLC ASSET PASSTHRU CTF CL G 144A	6.664%	9/15/2013	898,288	***	920
	GOVERNMENT STIF 18	0.011%	N/A	5,500,565	***	5,507
	CIT RV TR 1999 A ASSET BKD NT CL A 5	6.240%	8/15/2015	31,081	***	31
	POPULAR ABS INC 2005 1 MTG PASS CTF CL AF 6	4.618%	5/25/2035	1,987,811	***	1,815
	FEDERAL HOME LN BKS TRANCHE TR 00130	5.250%	6/18/2014	5,650,000	***	6,284
	FEDERAL HOME LN BANKS 08/14 FIXED 5.5	5.500%	8/13/2014	3,350,000	***	3,763
	FEDERAL NATL MTG ASSN PREASSIGN 00377	4.625%	10/15/2014	5,200,000	***	5,640
	FREDDIE MAC 4/14 FIXED 2.5	2.500%	4/23/2014	10,000,000	***	10,005
	FEDERAL NATL MTG ASSN 03/14 FIXED 2.75	2.750%	3/13/2014	2,000,000	***	2,019
	FANNIE MAE 11/14 FIXED 2.625	2.625%	11/20/2014	8,300,000	***	8,245
	UNITED STATES TREAS NTS 3.125PCT 30SEP13	3.125%	9/30/2013	650,000	***	676

*	Indicates party-in-interest.

**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.

***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009
($ IN THOUSANDS, except for par value)

		(c) Description of investment including
		maturity date, rate of interest,				(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	collateral, par or maturity value			(d) Cost	value
		Interest
	Shared Holdings (bb)	rate	Maturity	Par Value
	UNITED STATES TREAS NTS 11/13 FIXED 2	2.000%	11/30/2013	200,000	***	$199
	US TREASURY N/B 03/14 FIXED 1.75	1.750%	3/31/2014	780,000	***	762
	US TREAUSRY NB 04/14 FIXED 1.875	1.875%	4/30/2014	1,180,000	***	1,157
	US TREASURY N/B 06/12 FIXED 1.375	1.875%	6/15/2012	4,000,000	***	4,048
	WI TREASURY N/B 07/14 FIXED 2.625	2.625%	7/31/2014	6,500,000	***	6,540
	US TRASURY N/B 9/14 FIXED 2.375	2.375%	9/30/2014	565,000	***	561
	WI TREASURY N/B 10/14 FIXED 2.375	2.375%	10/31/2014	775,000	***	767
	WI TREASURY NB 11/14 FIXED 2.125	2.125%	11/30/2014	14,646,000	***	14,315
	FNR 2006 60 CO 07/33 FIXED 6.5	6.500%	7/25/2033	1,724,543	***	1,803
	GENERAL NATL MTG ASSN 2/32 FIXED 5	5.000%	2/16/2032	2,788,325	***	2,925
	FEDERAL NATL MTG ASSN PREASSIGN 00020	6.170%	2/25/2016	53,534	***	55
	FEDERAL NATL MTG ASSN REMIC PREASS 00267 SER 2003 84 CL PD	5.000%	1/25/2027	943,432	***	962
	FEDERAL NATL MTG ASSN REMIC TR 2008 24 CL VA	5.000%	3/25/2019	3,055,847	***	3,223
	FEDERAL HOME LN MTG CORP PREASSIGN 00201/SER 2649 CL QC	4.500%	11/15/2016	862,478	***	877
	FEDERAL HOME LN MTG CORP SER 2720 CL JB	5.000%	12/15/2016	1,076,342	***	1,108
	FEDERAL HOME LN MTG CORP SER 2726 CL PB	5.000%	4/15/2026	1,396,711	***	1,448
	FEDERAL HOME LOAN MTG CORP SER R014 CL AL	5.500%	10/15/2014	1,511,735	***	1,543
	FHR 3561 PA 12/31 FIXED 5.0	5.000%	12/15/2031	2,229,180	***	2,346
	FHR 3593 QA 05/38 FIXED 5.0	5.000%	5/15/2038	2,077,992	***	2,181
	FHR 3601 PA 09/38 FIXED 5	5.000%	9/15/2038	2,077,830	***	2,182
	CAPITAL ONE MULTI ASSET EXEC SER 2005 7 NT CL A	4.700%	6/15/2015	4,325,000	***	4,575
	CAPITAL ONE MULTI ASSET EXECUT 2008 A5 CARD SER NT	4.850%	2/18/2014	2,000,000	***	2,090
	DISCOVER CARD EXECUTION NT TR 2008 4 NT CL A	5.650%	12/15/2015	2,400,000	***	2,612
	NORDSTROM CR CARD MASTER NT TR 2007 1A ASSET BKD NT CL B 144A	5.020%	5/15/2013	980,000	***	983
	ANZ NATL INTL LTD MEDIUM TERM TRANCHE TR00009144A	6.200%	7/19/2013	320,000	***	345
	ABBEY NATL TREASURY SERV 11/14 FIXED 3.875 144A	3.875%	11/10/2014	555,000	***	558
	ABU DHABI NATL ENERGY CO TRANCHE TR 00001 144A	5.620%	10/25/2012	1,100,000	***	1,121
	AMERICAN EXPRESS TRAVEL 11/11 FIXED 5.25	5.250%	11/21/2011	600,000	***	630
	ANHEUSER BUSCH INBEV WOR 01/15 FIXED 4.125 144A	4.125%	1/15/2015	750,000	***	762
	APACHE CORP NT	6.000%	9/15/2013	550,000	***	609
	APPALACHIAN PWR CO SR NT SER O	5.650%	8/15/2012	600,000	***	643
	ARCELORMITTAL NT	5.375%	6/1/2013	950,000	***	1,004
	BB+T CORPORATION 07/12 FIXED 3.85	3.850%	7/27/2012	650,000	***	674
	BNP PARIBAS 12/12 FIXED 2.125	2.125%	12/21/2012	400,000	***	398
	BANK AMER CORP SR NT	4.875%	1/15/2013	550,000	***	573
	BANK AMER FDG CORP MED TERM NTS SER L	4.900%	5/1/2013	800,000	***	830
	BANK NEW YORK INC MED TERM SR TRANCHE NO TR 00033	4.500%	4/1/2013	445,000	***	470
	BARCLAYS BANK PLC 07/14 FIXED 5.2	5.200%	7/10/2014	615,000	***	653
	BEAR STEARNS COS INC SR NT	5.350%	2/1/2012	600,000	***	638
	BERKSHIRE HATHAWAY FIN CORP SR NT	4.600%	5/15/2013	1,235,000	***	1,306
	CVS CAREMARK CORP SR NT	0.556%	6/1/2010	1,800,000	***	1,803

*	Indicates party-in-interest.

**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.

***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009
($ IN THOUSANDS, except for par value)

		(c) Description of investment including
		maturity date, rate of interest,				(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	collateral, par or maturity value			(d) Cost	value
		Interest
	Shared Holdings (bb)	rate	Maturity	Par Value
	CAPITAL ONE FINL CORP SR NT	5.700%	9/15/2011	1,318,000	***	$1,386
	CARDINAL HEALTH INC NT	5.500%	6/15/2013	300,000	***	319
	CENTERPOINT ENERGY HOUSTON EL MTG BD SER J	5.700%	3/15/2013	450,000	***	479
	CITIGROUP INC SR NT	5.500%	8/27/2012	500,000	***	523
	CITIGROUP INC GLOBAL SR NT	5.500%	4/11/2013	1,020,000	***	1,059
	COMMONWEALTH BANK 11/12 FIXED 5	5.000%	11/6/2012	650,000	***	691
	CONAGRA INC NT	7.875%	9/15/2010	84,000	***	88
	CONAGRA INC NT	6.750%	9/15/2011	63,000	***	68
	CONOCOPHILLIPS GTD NT	4.400%	5/15/2013	800,000	***	845
	COVIDIEN INTL FIN S A SR NT	5.450%	10/15/2012	1,000,000	***	1,083
	CREDIT SUISSE FIRST BOSTON TRANCHE TR00411	5.000%	5/15/2013	1,340,000	***	1,431
	DPL INC SR NT	6.875%	9/1/2011	1,500,000	***	1,605
	DAIMLERCHRYSLER NORTH AMER HLD GTD NT	5.875%	3/15/2011	1,000,000	***	1,047
	DEERE JOHN CAP CORP MTN BK ENT 4.50PCT 03APR13	4.500%	4/3/2013	600,000	***	631
	DEUTSCHE TELEKOM INTL FIN BV	5.875%	8/20/2013	600,000	***	650
	DIAGEO CAP PLC GTD NT	5.200%	1/30/2013	320,000	***	343
	DOW CHEM CO NT	6.000%	10/1/2012	287,000	***	309
	DR PEPPER SNAPPLE GROUP 12/12 FIXED 2.35	2.350%	12/21/2012	290,000	***	291
	ENERGY ARKANSAS INC 1ST MTG BD	5.400%	8/1/2013	550,000	***	593
	EXCELON CORP SR NT	4.450%	6/15/2010	900,000	***	916
	FIFTH THIRD BANCORP SR NT	6.250%	5/1/2013	500,000	***	515
	FIRSTENERGY SOLUTIONS CO 02/15 FIXED 4.8	4.800%	2/15/2015	530,000	***	542
	FORTUNE BRANDS INC 06/12 FIXED 3	3.000%	6/1/2012	700,000	***	695
	GENERAL ELEC CAP CORP TRANCHE TR 00802	5.250%	10/19/2012	1,600,000	***	1,705
	GENERAL ELEC CAP CORP 05/14 FIXED 5.9	5.900%	5/13/2014	620,000	***	671
	GENERAL ELEC CAP CORP 09/12 FIXED 2	2.000%	9/28/2012	4,000,000	***	4,010
	GENERAL MLS INC NT	5.250%	8/15/2013	580,000	***	626
	GOLDMAN SACHS GROUP INC MTN 05/14 FIXED 6.0	6.000%	5/1/2014	570,000	***	624
	GOLDMAN SACHS GROUP INC SR NT	5.450%	11/1/2012	500,000	***	538
	HSBC FIN CORP NT	6.750%	5/15/2011	1,000,000	***	1,058
	HSBC FIN CORP NT	4.625%	9/15/2010	600,000	***	616
	HEINZ H J FIN CO GTD NT	6.625%	7/15/2011	345,000	***	371
	HEINZ H J FIN CO GTD NT	6.000%	3/15/2012	300,000	***	322
	HEWLETT PACKARD CO GLOBAL NT FLTG RATE	4.500%	3/1/2013	600,000	***	637
	IBERDROLA FIN IRELAND 09/14 FIXED 3.8 144A	3.800%	9/11/2014	440,000	***	442
	INC BK NV NETH ST CR GTEE GTD GLOBAL NT 144A	2.625%	2/9/2012	1,100,000	***	1,125
	INGERSOLL RAND GLOBAL HLDG CO GTD SR NT	6.000%	8/15/2013	550,000	***	595
	IBM CORP 05/13 FIXED 2.1	2.100%	5/6/2013	850,000	***	849
	INTL LEASE FIN CORP MTN TRANCHE TR 00590	6.375%	3/25/2013	500,000	***	412
	JP MORGAN CHASE CAN CO NT	5.375%	10/1/2012	1,250,000	***	1,354
	JPMORGAN CHASE + CO NT	4.750%	5/1/2013	300,000	***	317
	KEYCORP MTN BOOK ENTRY TRANCHE SR 00098	6.500%	5/14/2013	650,000	***	672
	KRAFT FOODS INC BD	6.000%	2/11/2013	800,000	***	859

*	Indicates party-in-interest.

**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.

***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009
($ IN THOUSANDS, except for par value)

		(c) Description of investment including
		maturity date, rate of interest,				(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	collateral, par or maturity value			(d) Cost	value
		Interest
	Shared Holdings (bb)	rate	Maturity	Par Value
	LINCOLN NATL CORP IN SR NT	5.650%	8/27/2012	630,000	***	$653
	MERRILL LYNCH + CO INC TRANCHE TR 00614	0.485%	6/5/2012	1,100,000	***	1,068
	MORGAN STANLEY NT	5.050%	1/21/2011	1,700,000	***	1,765
	MORGAN STANLEY 05/14 FIXED 6	6.000%	5/13/2014	530,000	***	570
	ORACLE CORP NT	4.950%	4/15/2013	600,000	***	645
	ORACLE CORP 07/14 FIXED 3.75	3.750%	7/8/2014	330,000	***	341
	PPL ENERGY SUPPLY LLC SR NT	6.300%	7/15/2013	370,000	***	399
	PEMEX PROJ FDG MASTER TR NT	9.125%	10/13/2010	251,000	***	265
	PRINCIPAL LIFE INCOME FUNDINGS TRANCHE TR 00470	5.300%	12/14/2012	450,000	***	478
	REGIONS FINANCIAL CORP 11/14 FIXED 7.75	7.750%	11/10/2014	500,000	***	494
	ROGERS WIRELESS INC SR SECD NT	7.250%	12/15/2012	801,000	***	904
	ROYAL BK OF SCOTLAND PLC 8/14 FIXED 4.875	4.875%	8/25/2014	525,000	***	533
	SBC COMMUNICATIONS INC GLOBAL NT	5.875%	2/1/2012	1,100,000	***	1,191
	STATE STREET CORP 05/14 FIXED 4.3	4.300%	5/30/2014	500,000	***	518
	STATOILHYDRO ASA 10/14 FIXED 2.9	2.900%	10/15/2014	340,000	***	339
	TARGET CORP NT	5.125%	1/15/2013	600,000	***	652
	TELECOM ITALIA CAP GTD SR NT	6.200%	7/18/2011	770,000	***	816
	TELEFONICA EMISIONES S A U SR NT	5.855%	2/4/2013	620,000	***	671
	3M CO TRANCHE TR 00005	4.375%	8/15/2013	565,000	***	609
	TIME WARNER CABLE INC NT	5.400%	7/2/2012	1,148,000	***	1,228
	TRANSCAPITALINVEST LTD LN PARTN NT 1440 3C7	6.103%	6/27/2012	1,300,000	***	1,350
	US CENTRAL FEDERAL CRED 10/12 FIXED 1.9	1.900%	10/19/2012	400,000	***	400
	UNITED HEALTH GROUP INC NT	5.250%	3/15/2011	850,000	***	882
	VERIZON MD INC DEB SER A	6.125%	3/1/2012	1,500,000	***	1,598
	VIRGINIA ELEC + PWR CO SR NT 2007 SER C	5.100%	11/30/2012	570,000	***	616
	VODAFONE AIRTOUCH PLC NT	7.750%	2/15/2010	800,000	***	807
	VODAFONE GROUP PLC NT	0.536%	2/27/2012	800,000	***	798
	WACHOVIA CORP TRANCHE SR 00033	5.500%	5/1/2013	600,000	***	638
	WELLS FARGO + CO NEW SR NT	4.375%	1/31/2013	1,420,000	***	1,477
	WEST CORP FED CRED UNION 11/12 FIXED 1.75	1.750%	11/2/2012	950,000	***	947
	WESTPAC BANKING CORP 09/14 FIXED 2.9	2.900%	9/10/2014	1,800,000	***	1,778
	XEROX CORP SR NT	7.625%	6/15/2013	950,000	***	970
	XSTRATA FINANCE CANADA 11/11 FIXED 5.5 GTD NT 144A	5.500%	11/16/2011	950,000	***	998
	BEAR STEARNS COML MTG SECS SER 2000 WF2 CL A2	7.320%	10/15/2032	2,758,047	***	2,815
	CITIGROUP 2007 CD4 PASSTHRU CTF CL A2B	5.205%	12/11/2049	4,520,000	***	4,623
	COMMERCIAL MTG ASSET TR SER 1999 C2 COMML MTG CL A2	7.546%	11/17/2032	342,056	***	343
	COMMERCIAL MTG TR 2006 GG7 MTG PAAST CTF CL A1	5.744%	7/10/2038	1,221,677	***	1,241
	COMMERCIAL MTG TR 2007 GG9 MTG PASS CTF CL A2	5.381%	7/10/2012	2,893,000	***	2,934
	CREDIT SUISSE FIRST BOSTON MTG SER 2001 CP4 CTF CL A 4	6.180%	12/15/2035	3,636,746	***	3,783
	CREDIT SUISSE COML MTG TR 2007 C1 MTG PASSTHRU CTF CL A1	5.268%	2/15/2040	3,425,000	***	3,449
	CREDIT SUISSE COML MTG TR 2008 C1 COML MTG PASS CTFCLA2	6.216%	2/15/2041	2,000,000	***	2,021

*	Indicates party-in-interest.

**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.

***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009
($ IN THOUSANDS, except for par value)

		(c) Description of investment including
		maturity date, rate of interest,				(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	collateral, par or maturity value			(d) Cost	value
		Interest
	Shared Holdings (bb)	rate	Maturity	Par Value
	GS MTG SECS CORP II 2006 GG6 MTG PASS CTF CL A2	5.506%	4/10/2038	4,315,000	***	$4,378
	GREENWICH CAP COML FDG CORP 2005 GG3 COML MTG P/THRU A 4	4.799%	8/10/2042	2,000,000	***	1,933
	GREENWICH CAP COML FDG CORP 2005 GG5 COML MTG PASS CTF A2	5.117%	4/10/2037	4,500,000	***	4,523
	HELLER FIN COML MTG ASSET CORP SER 2000 PH1 CL A2	7.750%	1/17/2034	1,707	***	2
	JP MORGAN CHASE COML MTG SECS 2004 CIBC9 MTG PASS CTF CL A4	5.377%	6/12/2041	2,000,000	***	2,016
	J P MORGAN CHASE COML MTG SEC 2005 LDP1 COML MTG PASSTHR A2	4.625%	3/15/2046	3,095,247	***	3,096
	J P MORGAN CHASE COML MTG SECS 2005 LDP2 COML MTG CL A2	4.575%	7/15/2042	4,075,921	***	4,085
	JP MORGAN CHASE COML MTG SECS 2005 LDP3 COML MTG CTF CL A2	4.851%	8/15/2042	4,244,977	***	4,255
	J P MORGAN CHASE COML MTG SECS TR 2007 CB19 CTF CL A2	5.746%	2/12/2049	720,000	***	669
	MERRILL LYNCH MTG TR 2008 C1 MTG PASSTHRU CTFCL A2	5.425%	2/12/2051	4,000,000	***	3,906
	CARMAX AUTO OWNER TR 2007 2 ASSET BKD CTF CL A 4	5.270%	11/15/2012	1,143,000	***	1,194
	FORD CR AUTO OWNER TR 2008 C ASSET BKD NT CL AA	5.160%	4/15/2013	3,905,000	***	4,148
	FORD CR AUTO OWNER TR 2007 A NT CL C	5.800%	2/15/2013	339,000	***	357
	FRANKLIN AUTO TR 2006 1 ASSET BACKED NT CL A4	5.030%	7/21/2014	1,279,535	***	1,300
	HYUNDAI AUTO RECEIVABLES TR SER 2006 B CL B	5.190%	5/15/2013	612,702	***	635
	LONG BEACH ACCEP AUTO RECVLS ASSET BKD NT CL A4	5.180%	9/15/2013	998,185	***	1,019
	WI TREASURY N B 12/12 FIXED 1.125	1.125%	12/15/2012	676,000	***	665

		Subtotal DeAM Bond Fund				240,144

	Wrapper Contracts
	Monumental Life Insurance Company	Group Annuity Contract #MDA00912TR, 2.50% **				113
	Monumental Life Insurance Company	Group Annuity Contract #MDA00911TR, 4.30% **				109

		Subtotal Wrapper Contracts				222

		Subtotal Group Annuity Contracts				670,763

*	State Street Bank and Trust	State Street Cash Fund — STIF			***	11,543

		Subtotal Stable Value Fund				682,306

(aa)
Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under the HIMCO Bond fund: Natixis #1879-02, JP Morgan Chase #AITTH01, JP Morgan Chase #AITTH02 and Monumental Life Insurance #MDA00911TR.

(bb)
Shared holdings are other underlying securities making up the total value of the two Guaranteed Investment Contracts under the Deutsche Asset Management (“DeAM”) Bond fund: Natixis #1879-01 and Monumental Life Insurance #MDA00912TR.

*	Indicates party-in-interest.

**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.

***	Cost information is not required for Member directed investments, and therefore is not included.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009 (CONTINUED)
($ IN THOUSANDS, except for par value)

		(c) Description of investment including
		maturity date, rate of interest,		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	collateral, par or maturity value	(d) Cost	value

	Clearing Account
*	State Street Bank and Trust	Clearing Account, Fund #NCD8	***	$724

		Subtotal Clearing Account		724

	Master Expense Account
*	State Street Bank and Trust	Master Expense Account, Fund #NCD9	***	139

		Subtotal Master Expense Account		139

	Loan Fund
*	Plan Members	Loans Receivable from Members, maturing in 2010 through 2024 bearing interest at rates from 4.25% -10.50%	N/A	49,448

		Subtotal Loan Fund		49,448

		Grand Total		$2,521,655

*	Indicates party-in-interest.

**	These synthetic portfolios have no final maturity date. Final maturity is based on the underlying assets in the bond portfolios.

***	Cost information is not required for Member directed investments, and therefore is not included.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on behalf of The Hartford Investment and Savings Plan by the undersigned thereunto duly authorized.

THE HARTFORD INVESTMENT AND SAVINGS PLAN (Name of Plan)
BY:	/s/ Erin Ridge
Erin Ridge
Plan Administrator June 28, 2010